FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of September 2010

 UNILEVER PLC
(Translation of registrant's name into English)

UNILEVER HOUSE, BLACKFRIARS, LONDON, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F..X.. Form 40-F.....
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

Exhibit 99 attached hereto is incorporated herein by reference.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UNILEVER PLC

/S/ T.E. LOVELL By T.E. LOVELL SECRETARY

Date: 27, September, 2010

                                         EXHIBIT INDEX
                                         -------------

EXHIBIT NUMBER        EXHIBIT DESCRIPTION
99                                    Notice to London Stock Exchange dated 27 September 2010
                                        Unilever to Acquire Alberto Culver

Exhibit 99

UNILEVER TO ACQUIRE ALBERTO CULVER
Successful brands such as TRESemmé, Nexxus, VO5, St Ives and Simple strengthen category positions in Hair Care and Skin Care

London & Rotterdam - September 27, 2010. Unilever today announced that it has entered into a definitive agreement to acquire the US-based Alberto Culver Company for US$3.7 billion in cash. Alberto Culver generated sales approaching US$1.6 billion and EBITDA of over US$250 million for the 12-month period ending June 30 2010.

Paul Polman, CEO of Unilever said: “We are delighted to be acquiring Alberto Culver. Their people have done an excellent job of building an impressive range of brands such as TRESemmé, VO5, Nexxus, St. Ives and Simple. These will complement Unilever’s existing portfolio of iconic brands like Dove, Clear and Sunsilk in hair care and Pond’s and Vaseline in skin and will help build on our strong global positions in both the hair care and skin care categories.”

The acquisition makes Unilever the world’s leading company in hair conditioning, the second largest in shampoo and the third largest in styling, and significantly enhances its hair care presence in the US, Canada, the UK, Mexico and Australasia, all of which will be significant hair care markets for years to come.

The deal fulfils a number of key criteria for Unilever. It:

•	Enhances Unilever’s presence in an attractive, high-growth category.
•	Brings a portfolio of attractive brands which have together grown at above market growth rates in a competitive category.
•	Provides Unilever with the opportunity to use its scale, reach and technology to take Alberto Culver’s brands to a new level in existing markets and extend their presence to new emerging markets.
•	Adds successful styling and conditioning brands like TRESemmé and Nexxus to Unilever’s US portfolio, complementing its own brands such as Suave, Dove and Sunsilk.
•	Adds complementary brands like VO5, TRESemmé and Simple that enable Unilever’s UK business to cover more price points across categories.

Polman continued, ”Personal Care is a strategic category for Unilever and growing rapidly. Ten years ago it represented 20% of our turnover; strong organic growth has driven it to now reach over 30%, with strong positions in many of the emerging markets.

“Organic growth remains the cornerstone of our energising ambition to double the size of Unilever whilst reducing our overall environmental impact. Bolt-on acquisitions such as Alberto Culver supplement organic growth and add powerful new brands to our portfolio.“

Alberto Culver has operations in nine countries, including the US, Canada, Argentina, Mexico, the UK, South Africa and Australasia. It has six manufacturing facilities and employs around 2,700 people.

The acquisition is subject to regulatory approval, approval of the Alberto Culver shareholders and other customary closing conditions. It is expected to deliver significant synergies and, excluding restructuring costs, the acquisition will be accretive to EPS in the first full year.

-Ends-
Media Contacts:
London:  Paul Matthews +44 1372 945 925
Rotterdam:  Flip Dötsch +31 (0) 10 2174844
Englewood Cliffs, NJ (USA):  Anita Larsen +1 201 894 4997

About Unilever
Unilever works to create a better future every day.  We help people feel good, look good and get more out of life with brands and services that are good for them and good for others.

We are one of the world’s leading suppliers of fast moving consumer goods with strong local roots in more than 100 countries.  We are especially known for our leading position in emerging markets reaching more consumers than any other company in these fast-growing geographies. Consumers use our products 2 billion times every day. Our portfolio includes some of the world’s best known and most loved brands including eleven €1 billion brands, and global leadership in many categories in which we operate.  The portfolio features iconic brands such as:

Dove, TIGI, Lux, Axe/Lynx, Omo/Persil/Ala/Skip, Domestos/Glorix, Knorr, Hellmann’s and Lipton.

We have around 163,000 employees and generated annual sales of €40 billion in 2009.  For more information about Unilever and its brands, please visit www.unilever.com.

About Alberto Culver

Alberto Culver Company manufactures, distributes and markets leading beauty care and other personal care brands including TRESemmé, Alberto VO5, Nexxus, St. Ives, Simple and Noxzema in the United States and internationally. It is also the second largest producer in the U.S. of products for the ethnic hair care market with leading brands including Motions and Soft & Beautiful. For more information visit:  www.alberto.com

IMPORTANT INFORMATION

Alberto Culver Company (“ACV”) stockholders are strongly advised to read the proxy statement regarding the proposed business combination transaction referred to herein when it becomes available, because it will contain important information.  The proxy statement will be filed with the United States Securities and Exchange Commission (“SEC”) by ACV.  Stockholders may obtain a free copy of the proxy statement (when it is available) and other documents filed by ACV with the SEC at the SEC’s web site (http://www.sec.gov).  Copies of Unilever’s filings with the SEC may be obtained at the SEC’s web site (http://www.sec.gov) or by directing a request to Unilever at c/o Unilever United States Inc., 800 Sylvan Avenue (Attn.: M. Montagnino), Englewood Cliffs, NJ 07632.

CERTAIN INFORMATION CONCERNING PARTICIPANTS

Stockholders may obtain a detailed list of names, affiliations and interests of Unilever’s participants in the solicitation of proxies of ACV stockholders to approve the proposed business combination from Unilever’s 2009 Annual Report, which can be obtained for free from its web site at (http://annualreport09.unilever.com/), and will also be available in a Schedule 13D to be filed by Unilever with the SEC.  Additional information about the interests of potential participants will be included in the proxy statement Alberto Culver Company will file with the SEC.

Safe Harbour

This announcement contains forward-looking statements regarding the Company's ability to acquire and integrate the Alberto Culver Company, including ‘forward-looking statements’ within the meaning of the United States Private Securities Litigation Reform Act of 1995. Words such as ‘expects’, ‘anticipates’, ‘intends’, ‘believes’ or the negative of these terms and other similar expressions of future performance or results, and their negatives, are intended to identify such forward-looking statements. These forward-looking statements are based upon current expectations and assumptions regarding anticipated developments and other factors affecting the Group. They are not historical facts, nor are they guarantees of future performance. Because these forward-looking statements involve risks and uncertainties, there are important factors that could cause actual results to differ materially from those expressed or implied by these forward-looking statements, including, among others, competitive pricing and activities, economic slowdown, industry consolidation, access to credit markets, recruitment levels, reputational risks, commodity prices, continued availability of raw materials, prioritisation of projects, consumption levels, costs, the ability to maintain and manage key customer relationships and supply chain sources, consumer demands, currency values, interest rates, the ability to integrate acquisitions and complete planned divestitures, the ability to complete planned restructuring activities, physical risks, environmental risks, the ability to manage regulatory, tax and legal matters and resolve pending matters within current estimates, legislative, fiscal and regulatory developments, political, economic and social conditions in the geographic markets where the Group operates and new or changed priorities of the Boards. Further details of potential risks and uncertainties affecting the Group are described in the Group’s filings with the London Stock Exchange, Euronext Amsterdam and the US Securities and Exchange Commission, including the 20-F Report and the Annual Report and Accounts 2009. These forward-looking statements speak only as of the date of this document. Except as required by any applicable law or regulation, the Group expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Group’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.